FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC
WASH., D.C.
SEP 3 0 2005
RECEIVED
185
SECTION

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 28, 2005, Series 2005-7	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)




05067493

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: 

Name: Baron Silverstein
Title: Vice President

Dated: September 28, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Preliminary Term Sheet

$[425,019,000] *(Approximate)*

SACO I Trust 2005-7

Mortgage Pass-Through Certificates, Series 2005-7

EMC Mortgage Corporation
Mortgage Loan Seller

Bear Stearns Asset Backed Securities I LLC
Depositor

August [18], 2005

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. The prospectus supplement and the prospectus (Offering Documents) contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we have not verified the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This communication does not contain all information that is required to be included in the Offering Documents. The information in this communication is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities. This communication is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

$[425,019,000] (Approximate)
SACO I TRUST 2005-7,
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2005-7

Characteristics of the Certificates [1]

Certificates	Initial Certificate Principal Amount [2]	Percent	Coupon Type	Est. WAL to Call (years)	Principal Lockout/ Window (months)	Expected Final Maturity Date	Final Scheduled Distribution Date	Expected Ratings (Moody's / S&P/ Fitch)
Class A	$299,088,000	70.30%	Variable [3]	1.00	0/30		October 2035	Aaa/AAA/AAA
Class M-1	$45,097,000	10.60%	Variable [3]	3.03	29/16		October 2035	Aa2/AA/AA
Class M-2	$7,871,000	1.85%	Variable [3]	3.74	44/1		October 2035	Aa3AA-/AA-
Class M-3	$12,763,000	3.00%	Variable [3]	3.74	44/1		October 2035	A1/A+/A+
Class M-4	$9,573,000	2.25%	Variable [3]	3.74	44/1		October 2035	A2/A/A
Class M-5	$6,807,000	1.60%	Variable [3]	3.74	44/1		October 2035	A3/A-/A-
Class B-1	$9,360,000	2.20%	Variable [3]	3.74	44/1		October 2035	Baa1/BBB+/BBB+
Class B-2	$6,381,000	1.50%	Variable [3]	3.74	43/2		October 2035	Baa2/BBB/BBB
Class B-3	$7,020,000	1.65%	Variable [3]	3.67	42/3		October 2035	Baa3/BBB-/BBB-
Class B-4	$21,059,000	4.95%	Variable [3]	3.54	NOT OFFERED HEREBY			NR/BB/BB

Notes:

(1) The Certificates will be priced assuming a 35% CPR and a 20% Clean-Up Call.
(2) The Certificates are approximate and are subject to a 10% variance.
(3) The lesser of (a) one-month LIBOR plus the related margin and (b) 11.00% per annum, in each case subject to the Net WAC Cap Rate limitation. After the Clean-Up Call Date, the margin on the Class A Certificates will increase by 2.0 times, and the margins on the Class M Certificates and Class B Certificates will increase by 1.5 times.

THE COLLATERAL

The assets of the trust represent a 100% beneficial ownership interest in a pool of Mortgage Loans, which will consist of fixed-rate, junior-lien Mortgage Loans with an aggregate principal balance of approximately $425,445,408 as of August 1, 2005 (the "Statistical Calculation Date").

THE STRUCTURE

Class A Certificates
The Class A Certificates (the "Class A Certificates") will be issued as floating-rate senior securities.

Class M Certificates
The Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (collectively, the "Class M Certificates") will be issued as floating-rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates. The Class M-5 Certificates will be subordinate to the Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. The Class M-4 Certificates will be subordinate to the Class M-3, Class M-2 and Class M-1 Certificates. The Class M-3 Certificates will be subordinate to the Class M-2 Certificates and Class M-1 Certificates. The Class M-2 Certificates will be subordinate to the Class M-1 Certificates.

Class B Certificates
The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (collectively, the "Class B Certificates") will be issued as floating-rate subordinate securities. The Class B Certificates will be subordinate to the Class M and Class A Certificates. The Class B-4 Certificates will be subordinate to the Class B-3, Class B-2 and Class B-1 Certificates. The Class B-3 Certificates will be subordinate to the Class B-2 Certificates and the Class B-1 Certificates. The Class B-2 Certificates will be subordinate to the Class B-1 Certificates.

Offered Certificates
Class A Certificates, Class M Certificates and the Class B-1, Class B-2, and Class B-3 Certificates will be publicly offered hereby.

Non-Offered Certificates
Class B-4, Class C Certificates and Class R Certificates will not be offered hereby.

Certificates
The Offered Certificates and the Non-Offered Certificates are collectively referred to as the "Certificates."

Underwriter:	Bear, Stearns & Co. Inc.
Depositor:	Bear Stearns Asset Backed Securities I LLC.
Mortgage Loan Seller:	EMC Mortgage Corporation.
Master Servicer:	[La Salle Bank National Association].
Custodians:	Wells Fargo Bank, National Association and LaSalle Bank National Association.
Trustee:	[Citibank, N.A].
Federal Tax Status:	The trust will be established as one or more REMICs for U.S. federal income tax purposes.
Registration:	The Class A, Class M, Class B-1, Class B-2 and Class B-3 Certificates will be available in book-entry form through DTC. The Class B-4 Certificates will only be available in registered physical form.
Denominations:	For the Class A, Class M and Class B Certificates, minimum denominations of $25,000 and multiples of $1 in excess thereof.
Statistical Calculation Date:	August 1, 2005.
Cut-off Date:	September 1, 2005.
Closing Date:	[September 30, 2005].
Distribution Date:	The 25th day of each month (or the next business day) commencing in October 2005.
Record Date:	With respect to the Class A, Class M and Class B Certificates (other than the Class B-4 Certificates) and any Distribution Date, the close of business on the day prior to that Distribution Date, with respect to the B-4 Certificates, the close of business on the last business day of the month preceding the month in which such Distribution Date occurs.
Final Scheduled Distribution Date:	[October 25, 2035]
ERISA Eligibility:	The Class A, Class M, Class B-1, Class B-2 and Class B-3 Certificates are expected to be eligible for purchase by or on behalf of employee benefit plans subject to Title 1 of the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue code of 1986, subject to the considerations described in the prospectus supplement.
SMMEA Eligibility:	The Certificates will not be "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The majority holder of the Class C Certificates may purchase all of the Mortgage Loans (and any properties acquired in respect thereof) when the aggregate principal balance of the Mortgage Loans (and such properties) is equal to or less than 20% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, thereby effecting early retirement of the Certificates.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on a constant prepayment speed of 35% CPR.

Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $425,445,407.81. The Mortgage Loans consist of 8,146 fixed-rate, junior-lien Mortgage Loans. Based upon Statistical Calculation Date data, approximately 14.73% of the Mortgage Loans were originated or acquired by American Home Mortgage Corp.; approximately 13.95% of the Mortgage Loans were originated or acquired by Finance America, LLC; approximately 12.18% of the Mortgage Loans were originated or acquired by Opteum Financial Services, LLC; and approximately 59.14% of the Mortgage Loans were originated or acquired by EMC Mortgage Corporation from other various sellers.

Pass-Through Rate: With respect to each Accrual Period, the Class A, Class M and Class B Certificates accrue interest at a per annum Pass-Through Rate based on the lesser of (a) a one-month LIBOR index plus a specified margin and (b) 11.00% per annum, but such Pass-Through Rate is subject to a limit equal to the Net WAC Cap Rate.

Accrual Period: With respect to each Distribution Date, interest will accrue (a) for the Class A, Class M and Class B Certificates, during the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs (or, in the case of the October 2005 Distribution Date, commencing on the Closing Date) and ending on the day preceding that Distribution Date.

Net WAC Cap Rate: With respect to any Distribution Date and any Class of Certificates a per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans as of the first day of the calendar month preceding the calendar month of such Distribution Date, multiplied by a fraction the numerator of which is equal to 360 and the denominator of which is equal to the number of days in the related accrual period.

Net WAC Cap Rate Carryover Amount: With respect to any Class of Certificates and any Distribution Date, the sum of (A) the positive excess, if any, of (i) the amount of interest that would have been payable to such Class of Certificates on such Distribution Date if the Pass-Through Rate for such Class for such Distribution Date were calculated at the Formula Rate over (ii) the amount of interest payable on such Class of Certificates at the Net WAC Cap Rate for such Distribution Date and (B) the Net WAC Cap Rate Carryover Amount for the previous Distribution Date not previously paid, together with interest thereon at a rate equal to the Formula Rate for such Class of Certificates for such Distribution Date.

Formula Rate: With respect to the Class A, Class M and Class B Certificates a per annum rate equal to the lesser of (x) LIBOR plus the applicable Margin and (y) 11.00%.

Expense Adjusted Mortgage Rate: With respect to any Mortgage Loan or REO Property, the then applicable interest rate thereon minus the sum of (i) the Master Servicing Fee Rate, (ii) the Servicing Fee Rate and (iii) the Trustee Fee Rate.

Servicing Fee Rate: 0.5000% per annum on the outstanding principal balance of the Mortgage Loans.

Trustee Fee Rate: [0.0125]% per annum on the outstanding principal balance of the Mortgage Loans.

Unpaid Interest Shortfall Amount: With respect to any Class of Certificates and (i) the first Distribution Date, zero, and (ii) any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the monthly interest distributable amount for such Class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such Class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such Class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such Class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such Class for the Accrual Period.

Allocated Realized Loss Amount: With respect to any Distribution Date and any Class of Certificates, the sum of (x) the amount of any Realized Losses which have been applied in reduction of the Certificate Principal Balance of such Class on the preceding Distribution Date and (y) the amount of any Allocated Realized Loss Amount for such Class remaining unpaid on such preceding Distribution Date.

Credit Enhancement: The Offered Certificates will have the benefit of the following credit enhancement mechanisms, each of which is intended to provide credit support for the Offered Certificates, as applicable:

For the holders of the Class A Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 0.10% and the Overcollateralization Amount will build to a target of 4.80%.
3) **Subordination:** The subordination of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 29.60% of the Cut-off Date pool balance).

For the holders of the Class M-1 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 0.10% and the Overcollateralization Amount will build to a target of 4.80%.
3) **Subordination:** the subordination of the Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 19.00% of the Cut-off Date pool balance).

For the holders of the Class M-2 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 0.10% and the Overcollateralization Amount will build to a target of 4.80%.
3) **Subordination:** the subordination of the Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 17.15% of the Cut-off Date pool balance).

For the holders of the Class M-3 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 0.10% and the Overcollateralization Amount will build to a target of 4.80%.
3) **Subordination:** the subordination of the Class M-4, Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 14.15% of the Cut-off Date pool balance).

For the holders of the Class M-4 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 0.10% and the Overcollateralization Amount will build to a target of 4.80%.
3) **Subordination:** the subordination of the Class M-5, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 11.90% of the Cut-off Date pool balance).

For the holders of the Class M-5 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 0.10% and the Overcollateralization Amount will build to a target of 4.80%.
3) **Subordination:** the subordination of the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 10.30% of the Cut-off Date pool balance).

For the holders of the Class B-1 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 0.10% and the Overcollateralization Amount will build to a target of 4.80%.
3) **Subordination:** the subordination of Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 8.10% of the Cut-off Date pool balance).

<u>For the holders of the Class B-2 Certificates:</u>

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 0.10% and the Overcollateralization Amount will build to a target of 4.80%.
3) **Subordination:** The subordination of the Class B-3 Certificates and Class B-4 Certificates (initially equal to approximately 6.60% of the Cut-off Date pool balance).

<u>For the holders of the Class B-3 Certificates:</u>

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 0.10% and the Overcollateralization Amount will build to a target of 4.80%.
3) **Subordination:** The subordination of the Class B-4 Certificates (initially equal to approximately 4.95% of the Cut-off Date pool balance).

<u>For the holders of the Class B-4 Certificates:</u>

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 0.10% and the Overcollateralization Amount will build to a target of 4.80%.

Realized Losses: Realized Losses will be absorbed first by excess spread and then by the Overcollateralization Amount then outstanding. Following the reduction of the Overcollateralization Amount to zero, all allocable Realized Losses will be allocated, first to the Class B-4 Certificates, second to the Class B-3 Certificates, third to the Class B-2 Certificates, fourth to Class B-1 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-4 Certificates, seventh to the Class M-3 Certificates, eighth to the Class M-2 Certificates, ninth to the Class M-1 Certificates and tenth to the Class A Certificates.

Stepdown Date: The later of (a) the Distribution Date occurring in October 2008, and (b) the first Distribution Date for which the sum of the aggregate Certificate Principal Balance of the Class M Certificates and Class B Certificates and the Overcollateralization Amount for such Distribution Date, divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to approximately 68.80%.

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees).

Principal Distribution Amount: On any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the related monthly Interest Distribution Amount and (b) the sum of the following:

(i) Each scheduled payment of principal collected or advanced on or in respect of the Mortgage Loans by the Master Servicer or any Servicer that was due during the related Due Period;

(ii) the principal portion of all partial and full Principal Prepayments of the Mortgage Loans applied by the Master Servicer or the related Servicer during the related Prepayment Period;

(iii) all related net Liquidation Proceeds and Insurance Proceeds received during such related Prepayment Period;

(iv) that portion of the purchase price representing principal of any repurchased Mortgage Loan deposited to the Collection Account during such related Prepayment Period;

(v) the principal portion of any related substitution shortfall amounts deposited in the Collection Account by the Seller during such related Prepayment Period; and

(vi) on the Distribution Date on which the Trust Fund is to be terminated, that portion of the termination price in respect of principal.

(vii) The amount of any related Overcollateralization Increase Amount for that Distribution Date to the extent covered by Net Monthly Excess Cashflow for that Distribution Date; *minus*

(viii) the amount of any related Overcollateralization Reduction amount for that Distribution Date.

Priority of Payments:

Payments of interest and principal on each Class of Certificates will be as follows:

Interest

The Interest Remittance Amount will be applied in the following order of priority:

1) Fees and expenses of the Master Servicer and the Trustee;
2) To the Class A Certificateholders current interest plus any Unpaid Interest Shortfall Amount;
3) To the Class M-1 Certificateholders, current interest;
4) To the Class M-2 Certificateholders, current interest;
5) To the Class M-3 Certificateholders, current interest;
6) To the Class M-4 Certificateholders, current interest;
7) To the Class M-5 Certificateholders, current interest;
8) To the Class B-1 Certificateholders, current interest;
9) To the Class B-2 Certificateholders, current interest;
10) To the Class B-3 Certificateholders, current interest; and
11) To the Class B-4 Certificateholders, current interest.

Principal

The Principal Distribution Amount will be applied in the following order of priority:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the Class A Certificateholders, until paid in full;
2) To the Class M-1 Certificateholders, until paid in full;
3) To the Class M-2 Certificateholders, until paid in full;
4) To the Class M-3 Certificateholders, until paid in full;
5) To the Class M-4 Certificateholders, until paid in full;
6) To the Class M-5 Certificateholders, until paid in full;
7) To the Class B-1 Certificateholders, until paid in full;
8) To the Class B-2 Certificateholders, until paid in full;
9) To the Class B-3 Certificateholders, until paid in full; and
10) To the Class B-4 Certificateholders, until paid in full.

On and after the Stepdown Date or on which a Trigger Event is not in effect

1) To the Class A Certificateholders, the Class A Principal Distribution Amount until paid in full;
2) To the Class M-1 Certificateholders, the Class M-1 Principal Distribution Amount until paid in full;
3) To the Class M-2 Certificateholders, the Class M-2 Principal Distribution Amount until paid in full;
4) To the Class M-3 Certificateholders, the Class M-3 Principal Distribution Amount until paid in full;
5) To the Class M-4 Certificateholders, the Class M-4 Principal Distribution Amount until paid in full;
6) To the Class M-5 Certificateholders, the Class M-5 Principal Distribution Amount until paid in full;
7) To the Class B-1 Certificateholders, the Class B-1 Principal Distribution Amount until paid in full;
8) To the Class B-2 Certificateholders, the Class B-2 Principal Distribution Amount until paid in full; and
9) To the Class B-3 Certificateholders, the Class B-3 Principal Distribution Amount until paid in full; and
10) To the Class B-4 Certificateholders, the Class B-4 Principal Distribution Amount until paid in full.

Net Monthly Excess Cashflow

On each Distribution Date, the Net Monthly Excess Cashflow will be applied in the following order of priority to the extent available for such purpose:

1) To the Class or Classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Overcollateralization Increase Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the Class A Certificateholders, any Unpaid Interest Shortfall Amount to the extent unpaid from the Interest Remittance Amount;
3) To the Class M-1 Certificateholders, any Unpaid Interest Shortfall Amount;
4) To the Class M-2 Certificateholders, any Unpaid Interest Shortfall Amount;
5) To the Class M-3 Certificateholders, any Unpaid Interest Shortfall Amount;
6) To the Class M-4 Certificateholders, any Unpaid Interest Shortfall Amount;
7) To the Class M-5 Certificateholders, any Unpaid Interest Shortfall Amount;
8) To the Class B-1 Certificateholders, any Unpaid Interest Shortfall Amount;
9) To the Class B-2 Certificateholders, any Unpaid Interest Shortfall Amount;
10) To the Class B-3 Certificateholders, any Unpaid Interest Shortfall Amount;
11) To the Class B-4 Certificateholders, any Unpaid Interest Shortfall Amount;
12) To the Class A Certificateholders any Net WAC Cap Rate Carryover Amount;
13) To the Class M-1 Certificateholders, any Net WAC Cap Rate Carryover Amount;
14) To the Class M-2 Certificateholders, any Net WAC Cap Rate Carryover Amount;
15) To the Class M-3 Certificateholders, any Net WAC Cap Rate Carryover Amount;
16) To the Class M-4 Certificateholders, any Net WAC Cap Rate Carryover Amount;
17) To the Class M-5 Certificateholders, any Net WAC Cap Rate Carryover Amount;
18) To the Class B-1 Certificateholders, any Net WAC Cap Rate Carryover Amount;
19) To the Class B-2 Certificateholders, any Net WAC Cap Rate Carryover Amount;
20) To the Class B-3 Certificateholders, any Net WAC Cap Rate Carryover Amount;
21) To the Class B-4 Certificateholders, any Net WAC Cap Rate Carryover Amount;
22) To the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class B-1, Class B-2, Class B-3, and Class B-4 Certificateholders, sequentially in that order, any unpaid prepayment interest shortfalls and Relief Act shortfalls, allocated thereto; and
23) Any remaining amounts will be paid to the holder of the Class C Certificates.

Principal Priority:

For each Distribution Date prior to the Stepdown Date, 100% of the Principal Distribution Amount will be paid as principal to the Class A Certificates, *provided, however,* that if the Certificate Principal Balance of the Class A Certificates has been reduced to zero, the Principal Distribution Amount will be applied sequentially in the following order of priority: first, to the Class M-1 Certificates; second, to the Class M-2 Certificates; third, to the Class M-3 Certificates; fourth, to the Class M-4 Certificates; fifth, to the Class M-5 Certificates; sixth, to the Class B-1 Certificates; seventh, to the Class B-2 Certificates; eighth, to the Class B-3 Certificates, and ninth, to the Class B-4 Certificates in each case until the Certificate Principal Balance thereof has been reduced to zero.

For each Distribution Date on or after the Stepdown Date, the applicable Principal Distribution Amount will be calculated such that all Certificates will be entitled to receive payments of principal in the following order of priority: first, to the Class A Certificates such that the Class A Certificates will have approximately 68.80% subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have approximately 47.60% subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have approximately 43.90% subordination, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have approximately 37.90% subordination, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have approximately 33.40% subordination, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have approximately 30.20% subordination, seventh, to the Class B-1 Certificates such that the Class B-1 Certificates will have approximately 25.80% subordination, eighth, to the Class B-2 Certificates such that the Class B-2 Certificates will have approximately 22.80% subordination, ninth, to the Class B-3 Certificates such that the Class B-3 Certificates will have approximately 19.50% subordination and last, to the Class B-4 Certificates such that the Class B-4 Certificates will have approximately 9.60% subordination, in each case until the Certificate Principal Balance thereof has been reduced to zero.

Class A Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the Certificate Principal Balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 31.20% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 52.40% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 56.10% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 62.10% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-4 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 66.60% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 69.80% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-1 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates and the Class M-5 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 74.20% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-2 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class B-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates and the Class B-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class B-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 77.20% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-3 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class B-1 Certificates and the Class B-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 80.50% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Class B-4 Principal Distribution Amount:

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount, the Class B-2 Principal Distribution Amount and the Class B-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class B-1 Certificates, the Class B-2 Certificates and the Class B-3 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount, the Class B-2 Principal Distribution Amount and the Class B-3 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 90.40% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

Trigger Event: A Trigger Event will exist with respect to any Distribution Date if during the applicable period each of the applicable standards specified below for the Sixty Day Plus Delinquency Percentage or the Cumulative Realized Loss Percentage is not satisfied:

1) On any Distribution Date, the Sixty Day Plus Delinquency Percentage is less than [7.00]%;
2) On any Distribution Date from and including the Distribution Date in September 2008 to and including the Distribution Date in August 2009, the Cumulative Realized Loss Percentage for such Distribution Date is less than [5.05]%;
3) On any Distribution Date from and including the Distribution Date in September 2009 to and including the Distribution Date in August 2010, the Cumulative Realized Loss Percentage for such Distribution Date is less than [7.85]%;
4) On any Distribution Date from and including the Distribution Date in September 2010 to and including the Distribution Date in August 2011, the Cumulative Realized Loss Percentage for such Distribution Date is less than [10.05]%; and
5) On any Distribution Date thereafter, the Cumulative Realized Loss Percentage for such Distribution Date is less than [11.15]%.

Sixty Day Plus Delinquency Percentage: A percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month.

Cumulative Realized Loss Percentage: A percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period by (y) by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Net Monthly Excess Cashflow: With respect to any Distribution Date, the excess, if any, of (x) the available distribution amount for such Distribution Date over (y) the aggregate for such Distribution Date of the amount required to be distributed as described under "Interest" and "Principal" under "Priority of Payments" above.

Overcollateralization Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 4.80% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-Off Date, (ii) on or after the Stepdown date provided a Trigger Event is not in effect, the greater of (x) 9.60% of the then current aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) as of the last day of the related Due Period and (y) the Overcollateralization Floor Amount or (iii) on or after the Stepdown at and if a Trigger Event is in effect, the Overcollaterlization Target Amunt for the immediately preceding distribution Date.

Overcollateralization Floor Amount: An amount equal to 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 4.80% of the the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 9.60% of the then current aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) as of the last day of the related Due Period and (y) the Overcollateralization Floor Amount or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) the Net Monthly Excess Cashflow available for payment of the Overcollateralization Increase Amount for that Distribution Date and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) the Principal Distribution Amount for that Distribution Date.

Required Overcollateralization Amount: With respect to any Distribution Date, the required level of overcollateralization as set forth in the pooling and servicing agreement.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization amount on that Distribution Date over the Overcollateralization Target Amount for such Distribution Date.

Net WAC Cap Rate

MONTH	(%)	MONTH	(%)	MONTH	(%)
1	9.8841	22	9.8841	43	9.5653
2	9.5652	23	9.5653	44	9.8841
3	9.8841	24	9.5653	45	9.5653
4	9.5652	25	9.8841		
5	9.5652	26	9.5653		
6	10.5901	27	9.8841		
7	9.5653	28	9.5653		
8	9.8841	29	9.5653		
9	9.5653	30	10.2250		
10	9.8841	31	9.5653		
11	9.5653	32	9.8841		
12	9.5653	33	9.5653		
13	9.8841	34	9.8841		
14	9.5653	35	9.5653		
15	9.8841	36	9.5653		
16	9.5653	37	9.8841		
17	9.5653	38	9.5653		
18	10.5901	39	9.8841		
19	9.5653	40	9.5653		
20	9.8841	41	9.5653		
21	9.5653	42	10.5902		

Selected Assumptions:
1) 1-month LIBOR = 20%
2) 35% CPR

Excess Spread Before Losses (%)

Month	Excess Spread (2)	Excess Spread (3)	Month	Excess Spread (2)	Excess Spread (3)
1	6.28	6.28	33	5.38	4.74
2	5.42	5.23	34	5.52	4.90
3	5.57	5.21	35	5.37	4.74
4	5.44	4.92	36	5.36	4.74
5	5.45	4.86	37	5.51	4.91
6	5.89	5.35	38	5.19	4.55
7	5.47	4.88	39	5.17	4.53
8	5.62	5.05	40	4.94	4.25
9	5.49	4.87	41	5.02	4.34
10	5.64	5.01	42	5.58	4.95
11	5.51	4.83	43	5.21	4.51
12	5.53	4.83	44	5.41	4.73
13	5.68	5.00	45	5.29	4.58
14	5.54	4.85			
15	5.67	5.02			
16	5.52	4.86			
17	5.52	4.86			
18	5.93	5.35			
19	5.50	4.86			
20	5.63	5.01			
21	5.48	4.84			
22	5.62	5.00			
23	5.47	4.82			
24	5.46	4.81			
25	5.59	4.96			
26	5.44	4.78			
27	5.57	4.94			
28	5.41	4.76			
29	5.40	4.75			
30	5.68	5.07			
31	5.39	4.74			
32	5.53	4.90			

Selected Assumptions:

1) 35% CPR
2) 1-month LIBOR = 3.75%
3) Forward LIBOR

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$425,445,407.81		
Number of Loans	8146		
Average Scheduled Principal Balance	$52,227.52	$207.31	$450,000.00
(1) Original Combined Loan-to-Value Ratio	97.66%	17.72%	100.00%
(1) Mortgage Rate	10.3961%	3.7500%	16.000%
(1) Net Mortgage Rate	9.8841%	3.2380%	15.4880%
(1) Remaining Term to Stated Maturity (months)	203		
(1)] Credit Score	687	543	817

(1) Weighted Average reflected in Total.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	Second	100.00%
Property Type	Two- to four- family units	8.42%
	Lo-Condo	7.31%
	Hi-Condo	0.24%
	PUD	26.38%
	Single-family	57.35%
	Townhouse	0.30%
Geographic Distribution	California	26.34%
	Arizona	9.10%
	Florida	6.58%
	Virginia	5.97%
	Georgia	5.69%
	Nevada	5.05%
Number of States (including DC)	50	
Documentation Type	Full Documentation	29.94%
	Limited	0.57%
	No Documentation	4.02%
	No Income/No Assets	1.91%
	No Ratio	15.98%
	No Ratio/Verified Employment	0.10%
	Stated Income	42.15%
	Stated Income/Stated Assets	5.32%
Interest Only Loans		11.36%
Loans with Prepayment Penalties		29.66%

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Original Principal Balances of the Mortgage Loans

Original Principal Balance	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
$0 --- $9,999	20	148,358.18	0.03
$10,000 --- $19,999	693	10,791,843.82	2.54
$20,000 --- $29,999	1,754	44,485,037.84	10.46
$30,000 --- $39,999	1,489	51,472,357.90	12.10
$40,000 --- $49,999	1,019	45,618,808.17	10.72
$50,000 --- $59,999	799	43,559,090.41	10.24
$60,000 --- $69,999	602	38,744,665.06	9.11
$70,000 --- $79,999	452	33,573,364.82	7.89
$80,000 --- $89,999	291	24,536,261.47	5.77
$90,000 --- $99,999	233	22,042,293.38	5.18
$100,000 --- $109,999	182	19,001,404.99	4.47
$110,000 --- $119,999	157	17,977,413.37	4.23
$120,000 --- $129,999	122	15,122,664.87	3.55
$130,000 --- $139,999	90	12,064,407.75	2.84
$140,000 --- $149,999	53	7,603,894.29	1.79
$150,000 --- $159,999	38	5,790,944.06	1.36
$160,000 --- $169,999	23	3,789,723.62	0.89
$170,000 --- $179,999	20	3,504,418.87	0.82
$180,000 --- $189,999	18	3,302,438.76	0.78
$190,000 --- $199,999	17	3,277,458.02	0.77
$200,000 --- $209,999	21	4,228,329.05	0.99
$210,000 --- $219,999	4	847,000.00	0.20
$220,000 --- $229,999	2	445,000.00	0.10
$230,000 --- $239,999	2	460,528.31	0.11
$240,000 --- $249,999	8	1,957,010.46	0.46
$250,000 --- $259,999	7	1,757,830.40	0.41
$260,000 --- $269,999	4	1,046,407.29	0.25
$270,000 --- $279,999	5	1,367,066.00	0.32
$280,000 --- $289,999	2	567,500.00	0.13
$290,000 --- $299,999	4	967,378.33	0.23
$300,000 --- $309,999	5	1,507,867.29	0.35
$310,000 --- $319,999	1	315,000.00	0.07
$320,000 --- $329,999	1	324,654.00	0.08
$350,000 --- $359,999	1	350,000.00	0.08
$390,000 --- $399,999	1	393,000.00	0.09
$400,000 and Greater	5	2,144,620.74	0.50
Total	8,146	425,445,407.81	100.00

As of the Cut-Off Date, the average original principal balance of the Mortgage Loans at origination will be $52,312

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Scheduled Principal Balances of the Mortgage Loans

Scheduled Principal Balance	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
$0 --- $9,999	53	457,575.47	0.11
$10,000 --- $19,999	695	11,121,105.52	2.61
$20,000 --- $29,999	1,746	44,554,671.67	10.47
$30,000 --- $39,999	1,488	51,673,214.79	12.15
$40,000 --- $49,999	1,017	45,814,223.86	10.77
$50,000 --- $59,999	800	43,886,863.05	10.32
$60,000 --- $69,999	593	38,414,768.46	9.03
$70,000 --- $79,999	445	33,176,159.12	7.80
$80,000 --- $89,999	297	25,166,827.37	5.92
$90,000 --- $99,999	230	21,882,843.27	5.14
$100,000 --- $109,999	176	18,452,404.15	4.34
$110,000 --- $119,999	161	18,506,646.78	4.35
$120,000 --- $129,999	120	14,953,234.53	3.51
$130,000 --- $139,999	88	11,853,210.59	2.79
$140,000 --- $149,999	52	7,505,012.90	1.76
$150,000 --- $159,999	35	5,351,062.39	1.26
$160,000 --- $169,999	22	3,630,168.41	0.85
$170,000 --- $179,999	21	3,684,298.09	0.87
$180,000 --- $189,999	17	3,122,559.54	0.73
$190,000 --- $199,999	18	3,477,348.77	0.82
$200,000 --- $209,999	20	4,028,438.30	0.95
$210,000 --- $219,999	4	847,000.00	0.20
$220,000 --- $229,999	2	445,000.00	0.10
$230,000 --- $239,999	2	460,528.31	0.11
$240,000 --- $249,999	9	2,206,840.86	0.52
$250,000 --- $259,999	7	1,767,907.29	0.42
$260,000 --- $269,999	3	786,500.00	0.18
$270,000 --- $279,999	5	1,367,066.00	0.32
$280,000 --- $289,999	2	567,500.00	0.13
$290,000 --- $299,999	4	1,189,787.29	0.28
$300,000 --- $309,999	4	1,208,000.00	0.28
$310,000 --- $319,999	1	315,000.00	0.07
$320,000 --- $329,999	1	324,654.00	0.08
$350,000 --- $359,999	2	709,366.29	0.17
$390,000 --- $399,999	1	393,000.00	0.09
$400,000 and Greater	5	2144620.74	0.50
Total	8,146	425,445,407.81	100.00

As of the Cut-Off Date, the average scheduled principal balance of the Mortgage Loans will be $52,228

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Mortgage Rates of the Mortgage Loans

Mortgage Rates			Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
3.750%	---	3.999%	3	261,169.70	0.06
4.250%	---	4.499%	1	127,500.00	0.03
4.750%	---	4.999%	3	340,445.90	0.08
5.250%	---	5.499%	2	43,000.00	0.01
5.500%	---	5.749%	4	245,246.82	0.06
5.750%	---	5.999%	8	268,989.67	0.06
6.000%	---	6.249%	1	83,500.00	0.02
6.250%	---	6.499%	11	775,119.88	0.18
6.500%	---	6.749%	29	1,469,688.98	0.35
6.750%	---	6.999%	55	2,636,654.17	0.62
7.000%	---	7.249%	63	3,179,664.98	0.75
7.250%	---	7.499%	84	4,302,274.35	1.01
7.500%	---	7.749%	94	4,702,275.30	1.11
7.750%	---	7.999%	111	6,430,595.90	1.51
8.000%	---	8.999%	776	40,522,603.34	9.52
9.000%	---	9.999%	1,809	96,592,715.75	22.70
10.000%	---	10.999%	2,326	126,163,358.41	29.65
11.000%	---	11.999%	1,793	86,829,981.80	20.41
12.000%	---	12.999%	686	36,062,246.04	8.48
13.000%	---	13.999%	202	10,626,200.06	2.50
14.000%	---	14.999%	54	2,477,681.77	0.58
15.000%	---	Greater	31	1,304,494.99	0.31
Total			8,146	425,445,407.81	100.00

As of the Cut-Off Date, the weighted average mortgage rate of the Mortgage Loans will be 10.3961%

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Original Combined Loan-to-Value Ratios in Total Portfolio

Original Combined Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0.01% --- 30.00%	4	84,093.40	0.02
30.01% --- 40.00%	6	344,552.67	0.08
50.01% --- 55.00%	1	160,000.00	0.04
55.01% --- 60.00%	4	110,741.65	0.03
60.01% --- 65.00%	2	155,500.00	0.04
65.01% --- 70.00%	3	357,634.80	0.08
70.01% --- 75.00%	10	467,684.40	0.11
75.01% --- 80.00%	63	5,628,270.58	1.32
80.01% --- 85.00%	77	3,731,013.29	0.88
85.01% --- 90.00%	889	37,886,259.76	8.91
90.01% --- 95.00%	1,246	60,293,780.42	14.17
95.01% --- 100.00%	5,841	316,225,876.84	74.33
Total	8,146	425,445,407.81	100.00

As of the Cut-Off Date, the weighted average original combined loan-to-value ratios of the Mortgage Loans will be 97.66%

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Geographic Distribution of the Mortgaged Properties (Greater than 2%)

State	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
California	1385	113,273,685.29	26.34
Arizona	812	39,868,139.83	9.10
Florida	814	29,251,365.80	6.58
Virginia	549	25,308,673.71	5.97
Georgia	342	24,094,802.20	5.69
Nevada	242	15,523,406.36	5.05
Maryland	483	13,955,267.35	4.76
Colorado	291	13,173,520.24	4.36
Texas	289	12,438,543.91	3.56
Illinois	200	12,302,905.98	3.16
Washington	226	10,214,050.15	3.05
New York	172	8,417,549.84	2.34
Other (38states)	2,118	85,153,059.00	20.01
Total	8,146	425,445,407.81	100.00

* No more than approximately 0.45% of the Mortgage Loans by Scheduled Principal Balance will be secured by properties located in any one zip code area.

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Credit Scores as of the Date of Origination of the Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0 --- 0	25	1,413,702.74	0.33
540 --- 559	9	342,079.48	0.08
560 --- 579	107	2,939,944.98	0.69
580 --- 599	422	15,506,769.62	3.64
600 --- 619	429	16,556,795.47	3.89
620 --- 639	877	43,320,749.85	10.18
640 --- 659	1,008	51,642,197.43	12.14
660 --- 679	1,117	63,322,232.81	14.88
680 --- 699	1,141	66,303,100.35	15.58
700 --- 719	831	46,249,234.00	10.87
720 --- 739	773	42,944,596.05	10.09
740 --- 759	1,067	57,918,592.53	13.61
780 --- 799	264	13,495,319.97	3.17
800 and greater	76	3,490,092.53	0.82
Total	8,146	425,445,407.81	100.00

As of the Cut-Off Date, the weighted average credit score of the Mortgage Loans will be 687

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Debt-to-Income Ratios

Debt-to-Income Ratios	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0.000% --- 0.000%	1,614	94,041,123.10	22.10
0.001% --- 19.99%	442	19,563,555.05	4.60
20.001% --- 39.99%	3,006	147,844,252.19	34.75
40.001% --- 49.99%	2,914	156,021,528.26	36.67
50.001% --- 59.99%	170	7,974,949.21	1.87
Total	8,146	425,445,407.81	100.00

As of the Cut-Off Date, the weighted average original debt-to-income ratio of the Mortgage Loans will be 37.89%.

Junior Ratios

Junior Ratios	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0.01% --- 30.00%	7,294	362,376,106.64	85.18
30.01% --- 40.00%	440	28,854,059.34	6.78
40.01% --- 45.00%	246	22,042,660.26	5.18
45.01% --- 50.00%	53	3,299,148.80	0.78
50.01% --- 55.00%	48	4,057,806.74	0.95
55.01% --- 60.00%	26	1,238,951.90	0.29
60.01% and Greater	39	3,576,674.13	0.84
Total	8,146	425,445,407.81	100.00

As of the Cut-Off Date, the weighted average original junior ratios of the Mortgage Loans will be 26.65%

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Property Types of Mortgaged Properties

Property Type	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
2-4 Family	619	35,822,264.10	8.42
Lo-Condo	660	31,087,012.36	7.31
Hi-Condo	15	1,028,576.64	0.24
PUD	2,098	112,228,061.87	26.38
Single Family	4,727	243,983,184.71	57.35
Townhouse	27	1,296,308.13	0.30
Total	8,146	425,445,407.81	100.00

Occupancy Status of Mortgaged Properties

Occupancy Status	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
Investor	1,712	66,751,952.83	15.69
Owner Occupied	6,122	343,769,705.33	80.80
Second Home	312	14,923,749.65	3.51
Total	8,146	425,445,407.81	100.00

Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
Cash Out Refinance	785	45,158,203.19	10.61
Purchase	7,210	373,874,800.38	87.88
Rate Term Refinance	151	6,412,404.24	1.51
Total	8,146	425,445,407.81	100.00

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Original Terms to Stated Maturity of the Mortgage

Original Terms to Stated Maturity (Months)	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
60 --- 119	5	108,364.85	0.03
120 --- 179	13	186,412.44	0.04
180 --- 239	6,546	348,519,097.09	81.92
240 --- 299	600	28,868,252.51	6.79
300 --- 359	1	25,001.00	0.01
360 and greater	981	47,738,279.92	11.22
Total	8,146	425,445,407.81	100.00

As of the Cut-Off Date, the weighted average original term to stated maturity of the Mortgage Loans will be 204 months.

Remaining Stated Terms of the Mortgage Loans

Remaining Stated Terms (Months)	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
0 --- 59	5	108,364.85	0.03
60 --- 119	13	186,412.44	0.04
120 --- 179	4,183	229,615,564.00	53.97
180 --- 239	2,873	145,224,987.14	34.13
240 --- 299	91	2,571,799.46	0.60
300 --- 359	366	17,179,189.78	4.04
360 and greater	615	30,559,090.14	7.18
Total	8,146	425,445,407.81	100.00

As of the Cut-Off Date, the weighted average remaining stated term of the Mortgage Loans will be 203.

Selected Collateral Characteristics
For the Mortgage Loans
As of the Cut-Off Date

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Scheduled Balance Outstanding as of Cut-Off Date ($)	% of Mortgage Pool
Full Documentation	2,956	127,395,855.54	29.94
Limited	54	2,420,052.26	0.57
No Documentation	289	17,123,335.52	4.02
No Income/No Assets	161	8,138,711.71	1.91
No Ratio	1,148	67,997,706.82	15.98
No Ratio/Verified Employment	9	415,613.40	0.10
Stated Income	3,162	179,320,792.44	42.15
Stated Income/Stated Assets	367	22,633,340.12	5.32
Total	8,146	425,445,407.81	100.00

Contact Information

Banking Contacts		
Name:	**Telephone:**	**E-Mail:**
Josephine Musso Associate Director	(212) 272-6033	jmusso@bear.com
Michael Cohn Collateral Analyst	(212) 272-6561	mcohn@bear.com

Trading / Syndicate Contacts		
Name:	**Telephone:**	**E-Mail:**
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Chris Scott Senior Managing Director	(212) 272-5451	cscott@bear.com
Keith Lind Associate Director	(212) 272-5451	klind@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Moody's Todd Swanson	(415) 274-1714	todd.swanson@moodys.com
S&P Carissa Hinman	(212) 438-1567	Carissa_hinman@standardandpoors.com
Fitch Tiffany Yamaoka	(212) 908-0656	tiffany.yamaoka@fitchratings.com